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                             May 11, 2023

       Joseph E. Kurczodyna
       Acting Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Amendment No. 8 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 20,
2023
                                                            File No. 333-257978

       Dear Joseph E. Kurczodyna:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement filed April 20, 2023

       General

   1. Refer to the article posted April 17, 2023 on cointelegraph.com titled "Blockchain platform for trading
securities OTC moves forward with SEC approval" and the press release filed as an
exhibit to your Form 8-K filed May 1, 2023. We note statements attributed to Joseph
Kurczodyna as well as what appears to be a screenshot of our comment letter dated
March 9, 2023 relating to this proposed offering. Please provide us a detailed legal
analysis how these communications comply with Securities Act Section
                                                        5. To the extent that
you believe the communications are permissible free writing
                                                        prospectuses,
specifically address how you have satisfied the conditions of Securities Act
                                                        Rule 433(f). To the
extent you rely on the safe harbor in Rule 168, specifically address
 Joseph E. Kurczodyna
Blackstar Enterprise Group, Inc.
May 11, 2023
Page 2
      how the communications are not excluded from the safe harbor under Rule 168(c).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-
3217 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph E. Kurczodyna
                                                           Division of
Corporation Finance
Comapany NameBlackstar Enterprise Group, Inc.
                                                           Office of Crypto
Assets
May 11, 2023 Page 2
cc:       Christen Lambert
FirstName LastName